EXHIBIT 4.1

January 21, 2003

Vista Equity Fund II, L.P.
c/o Vista Equity Partners LLC
150 California Street, 19th Floor
San Francisco, CA 94111

Dear Ladies and Gentlemen:

On behalf of Aspect Communications Corporation (“Aspect”) and in connection with the sale and issuance of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”) under the Preferred Stock Purchase Agreement dated November 14, 2002 (the “Purchase Agreement”) entered into between Aspect and Vista Equity Fund II, L.P. (“Vista”), this letter will serve to confirm our mutual understanding regarding certain voting rights of the Series B Preferred Stock. Specifically, Aspect and Vista have agreed as follows:

WHEREAS: Section 6(a) of the Certificate of Determination of Rights, Preferences and Privileges of the Series B Convertible Preferred Stock of Aspect (the “Certificate”) provides that each holder of Series B Preferred Stock shall be entitled to vote on all matters subject to a stockholders vote and shall be entitled to that number of votes equal to the number of shares of Conversion Stock (as defined in the Certificate) into which such holder’s shares could be converted pursuant to the provisions of Section 5 of the Certificate, on the record date for the determination of shareholders entitled to vote on such matter;

WHEREAS: The initial conversion price of the Series B Preferred Stock is $2.25 per share, which conversion price is subject to adjustment from time to time pursuant to the Certificate in order to provide the holders of the Series B Preferred Stock certain anti-dilution protections;

WHEREAS: Under the voting rights rules of The Nasdaq Stock Market, Inc., an issuer cannot create a new class of security that votes at a higher rate than an existing class of securities;

WHEREAS: The closing price of the Company’s Common Stock on November 13, 2002 (the day prior to the date of the Purchase Agreement) was $1.80;

AGREED: That, notwithstanding any adjustments made to the conversion price pursuant to Section 5(b) of the Certificate, solely for purposes of calculating the number of votes that each holder of Series B Preferred Stock shall be entitled to vote on matters subject to a stockholders vote, the conversion price used for such calculation shall not be less than $1.80 (subject to adjustments to reflect any stock dividend, stock split, reverse stock split or other combination or subdivision of the Common Stock after the Series B Closing Date).

If you agree with the foregoing description of our understanding regarding the above matters, please acknowledge your agreement by signing and returning the enclosed copy of this letter to me. This letter agreement between Aspect and Vista and will supersede any prior written or oral agreements on the matters of voting rights of the Series B Preferred Stock described herein.

Sincerely, ASPECT COMMUNICATIONS CORPORATION

/S/ BEATRIZ INFANTE
Beatriz Infante Chairman and Chief Executive Officer

Accepted and Agreed:

VISTA EQUITY FUND II, L.P.

By:	VEFIIGP, LLC
Its Managing General Partner

By:	/S/ ROBERT F. SMITH
Robert F. Smith Managing Member